Moody National REIT II, Inc. - 10-K

EXHIBIT 21.1

Subsidiaries of the Company

Moody Merger Sub, LLC	Delaware
Moody National Operating Partnership II, LP	Delaware
Moody National Lancaster-Austin Holding, LLC	Delaware
Moody National Lancaster-Austin MT, LLC	Delaware
Moody OP Holdings II, LLC	Delaware
MN Lancaster-Austin MT, Inc.	Delaware
Moody National Yale-Seattle Holding, LLC	Delaware
Moody National Yale-Seattle MT, LLC	Delaware